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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Monticelli S. Mark (Last) (First) (Middle)		3/12/2003

	1200 South Hayes Street, Suite 1100 (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Veridian Corporation (“VNX”)		☐	Director	☐	10% Owner
					☒	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
	Arlington Virginia 22202 (City) (State) (Zip)				Vice President and Controller
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common stock, par value $0.0001 per share (“Common Stock”)		500		D

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Employee Stock Option (right to buy)		(1)	9/11/10		Common Stock	3990		$14.54		D

	Employee Stock Option (right to buy)		(1)	9/11/10		Common Stock	3990		$29.09		D

	Employee Stock Option (right to buy)		(2)	2/12/12		Common Stock	2660		$16.00		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1)	Options to purchase 3,431 shares are currently exercisable. Options to purchase the remaining 559 shares become exercisable on December 1, 2003.
(2)	The option became 10% vested on February 12, 2003, and becomes 30% vested on February 12, 2004, 60% vested on February 12, 2005 and 100% vested on February 12, 2006.

/s/ S. Mark Monticelli	March 21, 2003
**Signature of Reporting Person Name: S. Mark Monticelli	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

     The undersigned officer of Veridian Corporation (the “Company”) hereby constitutes and appoints James P. Allen, Jerald S. Howe, Jr. and Phyllis D. Seidler each with full power to act and with full power of substitution and resubstitution, my true and lawful attorneys-in-fact and agents with full power to:

     (1)  execute for and on behalf of the undersigned, in the capacity indicated below, Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules thereunder;

     (2)  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the Securities and Exchange Commission and any stock exchange or similar authority; and

     (3)  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in such attorneys-in-facts’ discretion.

     The undersigned hereby ratifies and confirms all that such attorneys-in-fact or their substitutes shall lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Exchange Act.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on March 21, 2003:

Name	Title

/s/ S. Mark Monticelli S. Mark Monticelli	Controller